SILVERMEX RESOURCES INC.
Voting Results
Annual General Meeting of Shareholders
Held on July 26, 2011

Silvermex Resources Inc. ("Silvermex") (TSX: SLX) reports the results of its Annual General Meeting ("AGM") held in Vancouver on July 26, 2011.

79,484,246 common shares of Silvermex, equal to 33.91% of the issued and outstanding shares, were represented at the AGM. Below is a summary of the outcome of the matters voted upon at the AGM1:

Election of Directors: Arthur Brown, Michael H. Callahan, Duane A. Nelson, Kenneth C. McNaughton and Joseph J. Ovsenek were re-elected as Directors of Silvermex for the ensuing year.

Appointment of Auditor: Deloitte & Touch LLP was re-appointed the auditor of Silvermex for the ensuing year.

Stock Grants: Certain stock options previously granted to purchase common shares of Silvermex were ratified with 60% of the shares represented at the AGM voting in favour.

Adoption of Stock Option Plan: The adoption of a new form of 10% rolling share option plan and all unallocated stock options thereunder until July 26, 2014 was approved with 60% of the shares represented at the AGM voting in favour.

Issue of Bonus Shares: The issuance of up to 135,504 shares in satisfaction of a bonus payment pursuant to an employment agreement was approved by Silvermex's disinterested shareholders with 60% of the shares represented at the AGM voting in favour.

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1The particulars of the matters voting upon at the AGM are set out in detail in Silvermex's Information Circular dated June 21, 2011, which is filed on SEDAR.